Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA 94111

thomas.reddy@bingham.com
415-393-2188


December 22, 2004

Via EDGAR

Mr. Todd Schiffman
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Valley Commerce Bancorp
       Form SB-2
       File No. 333-118883
       Filed September 9, 2004

Dear Mr. Schiffman:

On behalf of Valley Commerce Bancorp (the "Company"), this letter sets forth responses to the staff comments contained in your letters dated November 10, 2004, November 24, 2004 and December 21, 2004, relating to the Company's registration statement on Form SB-2 (the "Registration Statement"). The Company's responses to the accounting staff's comments have been prepared in consultation with the Company's independent auditors, Perry-Smith LLP. Each staff comment is noted in bold below, and the Company's response follows beneath each comment. The Company's responses to the November 24, 2004 staff comments follow the Company's responses to the November 10, 2004 staff comments and the Company's responses to the December 21, 2004 staff comments follow the responses to the November 24, 2004 staff comments. Concurrently with the submission of this letter, the Company has filed Amendment No. 2 to the Registration Statement.

Responses to November 10, 2004 Staff Comments:

Prospectus Cover Page
---------------------

1. The staff is unable to ascertain if the underwriter is committed to take and pay for 300,000 shares or is only intending, to use its best efforts to sell 300,000 shares. Please revise the cover page as well as the Underwriting section of the Prospectus to clarify if the underwriter is "committed to take and pay for at least 300,000 shares or only to "use its best efforts to sell 300,000 shares.

      The Company has revised the Registration Statement to indicate that the underwriter is committed to purchasing 305,000 shares.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 2



Other expenses - page 3
-----------------------

2. Revise to complete this section in your next pre-effective amendment. Ensure that the totals reconcile with the Use of Proceeds section in the Prospectus.

      The Company has revised the Registration Statement in response to your comment.

The Offering - page 6
---------------------

3. Revise herein and in the underwriting section to state that there will be no escrow of proceeds (assuming the underwriter will take and pay for 300,000 shares) or otherwise indicate the escrow arrangements.

      The Company has revised the Registration Statement to indicate that no proceeds will be escrowed.

Selected Financial Data - page 7
--------------------------------

4. Please revise your book value per share presentation to include a footnote which clearly defines the variables used when calculating the measurement and supplementally provide us with a schedule of the calculation including all supporting documents used for the years presented in the selected financial data schedule.

      The Company has revised the Registration Statement in response to your comment. A schedule of the Company's calculation of book value per share for the years presented in the selected financial data schedule is attached hereto as Exhibit A.

5. You disclose on the face of your Consolidated Balance Sheet on page F-2 that the number of common shares outstanding as of June 30, 2004 of 1,437,508 was equal to the number of average, common shares outstanding used for your earnings per share calculations as disclosed on both pages 7 and F-13. This seems unlikely to be accurate. Please revise or advise us.

      The Company has advised us that the number of shares of common stock outstanding at June 30, 2004 and September 30, 2004 is the same as the average number of shares outstanding during the six months ended June 30, 2004 and the nine months ended September 30, 2004. There were no shares issued or retired during the six months ended June 30, 2004 or the nine months ended September 30, 2004. These figures are correctly stated.

Recent Developments - page 8
----------------------------

6. We note in your press release dated October 27, 2004 that your book value per share data has been adjusted for a 5% stock dividend paid in May 2004 and a three-for-two stock split of the Company's common stock in September 2004. Please revise your discussion on page 8 to include a similar explanation, if true, and to disclose the

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 3


      primary factors for the significant increase in book value per share from June 30, 2004 to September 30, 2004.

      Because the Company has revised the Registration Statement to report September 30, 2004 financial information in full and has deleted the "Recent Developments" section from the Registration Statement, the book value per share at September 30, 2004 is now included in the "Per Share Data" portion of the tables included in the "Selected Financial Data" section of the Registration Statement. The Registration Statement includes disclosures regarding the significant amount of nonrecurring income the Company received from the sale of other real estate that attributed to the significant increase in book value per share from June 30, 2004 to September 30, 2004.

7. Please revise your recent developments section to include all of the details provided in your October 27, 2004 press release, including information regarding the comparable periods.

      The Company has revised the Registration Statement to report September 30, 2004 financial information in full.

Management's Discussion and Analysis
------------------------------------

Off-Balance Sheet Items - page 39
---------------------------------

8. Please revise to reflect the correct dollar value amount of commitments to extend credit for the period ended December 31, 2003. You disclose this amount as $27 million on page 39. However, Note 5 of your interim financial statements and Note 10 of your audited financial statements disclose this amount as $34,817,000. Please revise to correct this discrepancy.

      The correct dollar value of commitments to extend credit for the period ended December 31, 2003 is $26,722,000. The Company has revised the Registration Statement accordingly.

Liquidity - page 42
-------------------

9. Your statement that you have not and do not intend to engage in off balance sheet financing arrangements may be confusing to investors as you have previously disclosed on page F-45 that you are contingently liable under commitments to extend credit and standby letters of credit in the amount of $35 million and $806 thousand for the period ended June 30, 2004, respectively. You also disclose your use of loan participations on page 48. Please revise to discuss any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial statements that is material to investors, including your sales of loans. Refer to Item 303(a)(4) of Regulation S-K.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 4


      The Company has revised the Registration Statement to disclose its material off balance sheet arrangements.

Financial Statements
--------------------

Loans - page F-7
----------------

10. We are continuing to evaluate your response to comment #40 regarding the treatment of the loan foreclosure. We will be consulting with the appropriate banking regulators prior to issuing further comment on this matter as required by the Gramm-Leach-Bliley Act.

      The Company believes that it has revised the Registration Statement to address the Commission's concerns with respect to the accounting treatment of a loan foreclosure and the proceeds received from the sale of the property which had secured such loan. The Company believes that such accounting treatment was the basis for the above comment and comment #40 from your letter dated October 8, 2004. Reference is also made to the Company's response set forth below to comment #3 from your letter dated November 24, 2004.

Summary of Significant Accounting Policies - page F-19
------------------------------------------------------

11. Please revise your accounting disclosure on page F-20 to clarify when you test your investment securities for impairment.

      The Company has revised the Registration Statement in response to your comment.

12. We note your disclosure added on page 48 in response to our comment #44 regarding your origination of loans with the participation of other lenders as well as your servicing of participated loans. However, we continue to believe that significant disclosures regarding these transactions are required in your audited footnotes. Further, we believe that additional information is required beyond that you provided. Please revise your footnotes to address the following in order to provide clear and comprehensive disclosure of your loan participations.

      o Revise your audited footnotes to provide disclosures similar to those you added on page 48.

            The Company has revised the Registration Statement in response to your comment.

      o As previously requested, please revise Note 3 to clearly describe your accounting policies and procedures for loan participations in a clear and concise manner, and discuss the accounting treatment for loan transfers. For transactions where you are getting sale treatment under SFAS 140, please revise Note 3 to confirm in your disclosure that you meet each of the criteria required by paragraph 9 of SFAS 140. Disclose each of those criteria.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 5


            The Company has revised Note 3 in response to your comment.

      o Revise to disclose the amount of your loan servicing costs and your servicing liability. Clearly disclose how you estimated those amounts. Refer to paragraph 17(e) of SFAS No. 140.

            The Company has advised us that at September 30, 2004 the annual loan servicing costs for participated loans was less than $5,000 and that the servicing liability was less than $10,000. These amounts were deemed not significant for disclosure purposes.

      o Disclose the underlying terms and conditions of the loan participation agreements such as recourse obligations. Clearly disclose how you evaluated those obligations in determining your credit reserves. Refer to paragraphs 13(d) and A52(b) of FIN 45.

            The Company has revised Note 3 in response to your comment.

      o Revise your MD&A to discuss the extent of your involvement in loan participations.

            The Company has revised the MD&A section of the Registration Statement in response to your comment.

      o Revise your interim footnotes to provide updated information related to the above.

            The Company has revised the interim footnotes in response to your comment.

Junior Subordinated Deferrable Interest Debentures - page F-32
--------------------------------------------------------------

13. We note your response to comment 50. Please revise to describe more clearly the underlying terms and conditions of the special event that would trigger redemption.

      The Company has revised the Registration Statement in response to your comment.

Part II
-------
Exhibits
--------

14. File exhibits 1.1 and 5.1 in the next amendment or revise the index to indicate they will be filed in the future.

      The Company has filed exhibits 1.1 and 5.1 with Amendment No. 2 to the Registration Statement.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 6



Responses to November 24, 2004 Staff Comments:

General
-------

1. Advise the staff supplementally as to the OTCBB rule that allows the Company to remain a listed company even though it is not registered with the SEC as a reporting company.

      OTC Bulletin Board Service Rule 6530 lists those securities that are eligible for quotation on the OTCBB. Rule 6530(a)(4) permits quotation of securities of a bank that is current, subject to a 60-day grace period, with all required filings with its appropriate federal banking agency or state bank supervisor. The common stock of Bank of Visalia, the Company's wholly-owned subsidiary, was quoted on the OTCBB under this rule until it formed the Company as a holding company in November 2002. The Company is a bank holding company that files financial statements with the Board of Governors of the Federal Reserve System. The Company's financial statements are publicly available on the website of the National Information Center of the Federal Reserve System at http://www.ffiec.gov/nic/. Our understanding is that the OTCBB informally permits quotation of securities of bank holding companies not required to file reports with the Commission under Rule 6530(a)(2) because their financial statements are publicly available to the same extent that securities of banks not required to file reports with the Commission are publicly available. We have left telephone and email inquiries with the OTCBB requesting confirmation of our understanding, but the OTCBB has not responded to our inquiries.

      Once the Registration Statement becomes effective, the common stock of the Company will also be eligible for quotation on the OTCBB pursuant to Rule 6530(a)(2), because the Company will be required to file reports with the Commission pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 7





Management's Discussion and Analysis -- page 22
-----------------------------------------------
Off-Balance Sheet Items -- pages 41
-----------------------------------

2. Please re-examine the amounts disclosed as your commitments to extend credit and standby letters of credit for the related periods presented. Based on the table below, there seems to be numerous discrepancies. Please revise to reflect the correct amounts for the respective periods presented.

      Please refer to the Company's response to comment 2 from the staff's December 21, 2004 comment letter.

Interim Condensed Financial Statements
--------------------------------------
Loans -- page F-7
-----------------

3. We note your response to comment #40, as well as the additional information provided in your submission dated November 9. In this case, the carrying amount was equal to the amount of the outstanding loan balance less the specific reserves related to that loan. Your response indicates that you received additional information subsequent to the balance sheet date regarding a possible sale of the property. Please supplementally provide us with the evidence of the fair value of the loan collateral that you had available as of June 28, 2004. Identify the evidence you relied upon for your determination of the specific reserves against this loan as of March 31, 2004. Identify any new information received between March 31, 2004 and June 28, 2004. We do not believe it would be appropriate to use such information received during July 2004 to

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 8




      adjust the carrying amount of the loan as of June 28, 2004 and prior to its transfer to Other real estate owned.

      The Company provided the requested supplemental information to the Commission on November 30, 2004. As a result of the Company's telephone discussion with Commission staff members on December 1, 2004, the Company revised its accounting treatment of and disclosures regarding this loan and property. In particular, a loan charge-off was recorded on the subject loan prior to transfer of the balance to other real estate. The June 30, 2004 balance of other real estate accordingly reflects the real estate's net carrying value as of the date of foreclosure. In addition, the June 2004 credit to the provision for loan losses has been reversed. The Company has assured us that it will restate its financial statements as of June 30 and September 30, 2004 to reflect these changes, and will indicate in the Company's annual report on Form-10KSB for the fiscal year ending December 31, 2004 and the Company's quarterly report on Form-10QSB for the quarter ended June 30, 2005 that the amounts have been restated.


Responses to December 21, 2004 Staff Comments:

Selected Financial Data - page 10
---------------------------------

1. As previously requested, please revise your book value per share presentation to include a footnote which clearly defines the variables used when calculating the measurement and include the fact that the data was retroactively restated to include the 3 for 2 stock split and any stock dividends paid to date in the selected financial data schedule.

      The Company has revised the Registration Statement in response to your comment.

Management's Discussion and Analysis - page 26
----------------------------------------------

Off-Balance Sheet Items - pages 53
----------------------------------

2. Please re-examine the amounts disclosed as your commitments to extend credit and standby letters of credit for the related periods presented. Based on the table below, there seems to be a discrepancy in the amounts presented as Commitments to extend credit on December 31, 2003 and 2002. Please revise to reflect the correct amounts for the respective periods presented.

      The Company has revised the Registration Statement to resolve the discrepancies noted in your letter.

Interim Condensed Financial Statements
--------------------------------------

Loans - page F-7
----------------

3. Please revise your filing to address the following regarding your foreclosure transaction:

      o Please provide a brief discussion of the restatement of your second quarter amounts in both your MD&A and your interim footnotes.

      o Such discussion should confirm, if true, that you believed the net carrying amount of the receivable as reduced by the specific allowance amount on June 28, 2004 approximated its fair value on that date given the information you had available at that date. Discuss the information you had available.

      o Disclose the amount of the foreclosure bid, the amount of the final September sales price, the date the final sale occurred, and the involvement of the other portions of loans secured by the property. Reconcile the amounts involved similar to your latest supplemental response on the matter.

      o Briefly disclose why you believe the final sales price exceeded your net carrying amount on June 28, 2004 which you believed at the time was fair value. Discuss the nature of the market for the property, how actively property was marketed before and after the foreclosure process.

      The Company has revised the Registration Statement in response to your comment.

4. We note your response to comment 12 regarding your loan participations that are treated as sales of loans under SFAS 140. Please tell us how such transactions are reflected on your Statements of Cash Flows.

      There is no cash flow effect resulting from loan participations. Our participant lender funds its percentage share of a participation loan. We believe our treatment is consistent with FAS No. 95.

General
-------

5. In this draft, the reports from your independent accountants appear immediately prior to your unaudited interim financial statements rather than with your audited annual financial statements. Please revise your filing accordingly.

      Our records show that the accountants' reports appeared in the proper order, but we will make certain that the Registration Statement is revised as necessary in response to your comment.

6. Please provide an updated consent in your next amendment.

      The Company has attached updated consents to Amendment No. 2 to the Registration Statement.


Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely yours,

  /s/ Thomas G. Reddy

Thomas G. Reddy

cc: Roy Estridge
    Francis Sarena
    Jeff Clair, Perry-Smith LLP

SF/21590437.4
                                    Exhibit A

Valley Commerce Bancorp
Restatement of Book Value Per Share Calculations
For 9/30/04 Financials


                                                      ------------------------------------------------------------------------------
                                                        1999       2000        2001      2002      9/30/2003     2003      9/30/2004
                                                      ------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Stock dividend this year?                                 No         Yes       Yes        Yes        Yes           -         Yes
No. of stk div affecting Per Share restatement            5           4         3          2          1            1          0
Shares issued via option exercise                              -     6,615           -          -                12,763            -
Date exercised                                                     6/15/00                                     10/22/03
------------------------------------------------------------------------------------------------------------------------------------

SHARES AT END OF PERIOD RESTATED FOR STOCK DIVIDENDS AND STOCK SPLIT
------------------------------------------------------------------------------------------------------------------------------------
Total Common Stock (as originally reported)             734,984    778,195    816,938    857,490     900,225     912,988     958,414
Restated for 5% dividends (ignoring fractional shares)  938,047    945,901    945,708    945,383     945,236     958,637     958,414
Restated for 3-for-2 stock split                      1,407,070  1,418,851  1,418,562  1,418,074   1,417,854   1,437,956   1,437,508
------------------------------------------------------------------------------------------------------------------------------------

BOOK VALUE PER SHARE CALCULATION
------------------------------------------------------------------------------------------------------------------------------------
Stockholder's Equity                                  6,881,787  8,111,088  8,891,678  9,937,125  10,535,469  11,019,874  12,397,511
Book value per share                                       4.89       5.72       6.27       7.01        7.43        7.66        8.62
------------------------------------------------------------------------------------------------------------------------------------
